Via EDGAR Transmission
August 21, 2015

Marc Thomas
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2015
File No. 001-31648
Dear Mr. Thomas:
Set forth below are the responses of Euronet Worldwide, Inc. (“Euronet” or the “Company”), to the comment letter, dated July 9, 2015 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (File No. 001-31648).

For the convenience of the Staff, we have set forth below the text of the Staff's comments from the Comment Letter in bold typeface followed by Euronet's responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2014
Item 1. Business
2014 Developments, page 5

1. We note on page 5 that you have entered into an agreement with Walmart to offer money transfer services called Walmart-2-Walmart. In future filings, please revise your disclosure to summarize the material terms of any such collaboration agreement, including whether the agreement is exclusive, material payment obligations, the duration, and material early termination provisions. Please also file the agreement as an exhibit.

RESPONSE:

With respect to the Staff's comment that we file the agreement with Walmart as an exhibit, we did not file the agreement as an exhibit at the time we entered into it because we did not believe it met, nor do we currently believe it meets, the criteria of a material agreement as described by Item 601(b)(10) of Regulation S-K. In our analysis, we concluded, pursuant to Item 601(b)(10)(ii), that this agreement is such as ordinarily accompanies the kind of business conducted by Euronet, and thus is deemed to have been made in the ordinary course of business. We have been in the money transfer business for a number of years and we and our competitors routinely seek collaboration and similar arrangements with retailers and other third parties for the provision of money transfer services. Under Item 601(b)(10)(ii), because the agreement was made in the ordinary course of business, it need not be filed as an exhibit unless it falls within one of the categories specified in Item 601(b)(10)(ii)(A)-(D). The agreement does not fall within subsection (A) because none of the related parties listed in subsection (A) is a party to the agreement, the agreement does not fall within subsection (C) because it does not involve the acquisition or sale of any property, plant or equipment, and the agreement does not fall within subsection (D) because it is not a lease. With respect to subsection (B), we concluded that the agreement is not one "upon which [our] business is substantially dependent, as in the case of continuing contracts to sell the major part of [our] products or services..." To that point, the revenues earned from this agreement for 2014 were not disclosed in our Form 10-K for the fiscal year ended December 31, 2014 under the requirements of Item 101(c)(1)(vii) of Regulation S-K because they were less than 10% of our consolidated revenues for 2014, and we currently expect them to be less than 10% of our 2015 consolidated revenues. Consequently, we have concluded that our business is not substantially dependent upon the agreement and that sales under the agreement do not represent "the major part" of our products or services.

With respect to the Staff's comment that we disclose the material terms of the agreement with Walmart, we believe that we have disclosed all the terms of the agreement that are important to a reasonable investor given the limited impact of the agreement on our results of operations as described above. Since announcing the service in April 2014, we have continued to assess the materiality of the terms of the agreement and the proper level of disclosure to investors. Although we believe that we have provided sufficient disclosure of the terms of the agreement, in response to the Staff's comments, we will enhance our existing disclosure of the agreement in future filings to include additional terms of the agreement, including its exclusivity, the duration, and general service level obligations. The agreement does not include any material payment obligations or material termination provisions. However, we maintain our assessment that we are not substantially dependent on this agreement; therefore, it does not need to be filed as an exhibit. We believe adequate disclosures about the significant elements of the agreement can be made in our quarterly and annual filings without filing the agreement as an exhibit and potentially revealing sensitive commercial information.

Item 8. Financial Statements and Supplemental Data
Notes to Consolidated Financial Statements
Note 14. Valuation and Qualifying Account, page 96

2. Please tell us, and revise future filings, to include an analysis of the age of the recorded trade receivables at the end of the reporting period that are past due as required by ASC 310-10-50-7A. See guidance in ASC 310-10-55-9.

RESPONSE:

Our trade receivables arise from the sale of goods and services and substantially all have payment terms of less than one year. In accordance with ASC 310-10-50-7B, trade receivables which have both of those characteristics are not subject to the reporting guidance in ASC 310-10-50-7A. On rare occasions, certain of our subsidiaries may offer the sale of point-of-sale hardware on an installment basis which may have a contractual maturity which exceeds one year. However, these arrangements are infrequent and do not include explicit interest charges. The total balance of receivables under such arrangements at the end of any reporting period has been clearly immaterial in relation to our consolidated trade receivables balance at the end of the same reporting period. Therefore, we believe we are not required to provide an analysis of the age of the recorded trade receivables at the end of the reporting period that are considered past due.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Notes to the Unaudited Consolidated Financial Statements
Note 10. Income Taxes, page 15
3. Your effective income tax expense has fluctuated from 26.4% at March 31, 2014 to an effective tax rate of 49.5% at March 31, 2015. Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X. Show us what your disclosure will look like in your response.

RESPONSE:

We believe we have made disclosures in accordance with Item 10-01(5) of Regulation S-X which allows the detailed disclosures prescribed by Rule 4-08 of Regulation S-X to be omitted from interim financial statements as long as the interim information presented is not misleading. The disclosure in Note 10, Income Taxes on page 15 of our Form 10-Q for the fiscal quarter ended March 31, 2015 cites the significant influence of foreign currency exchange losses on the effective income tax rate for the three months ended March 31, 2015. Further, it explains that excluding that item from pre-tax income, as well as the related income tax effect, would result in an effective income tax rate for the three months ended March 31, 2015 that is comparable to the reported rate for the three months ended March 31, 2014. The adjusted effective income tax rate was 26.3% as disclosed in the Income Tax Expense section of our Management's Discussion and Analysis of Financial Condition and Results of Operations. These rates are also comparable to the 28.3% effective income tax rate for the year ended December 31, 2014 as disclosed in our Form 10-K for the fiscal year ended December 31, 2014. We believe this explanation provides the disclosure required to address the significant change to the effective income tax rate for the fiscal quarter ended March 31, 2015 from those for the fiscal year ended December 31, 2014 and the fiscal quarter ended March 31, 2014. In our future filings, we will continue to describe those items which cause significant changes to our effective income tax rate, but we believe a full rate reconciliation in the interim financial statements is not necessary to understand those changes.

* * * * * * * * *

Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (913) 327-4227 or Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Rick L. Weller
Rick L. Weller
Chief Financial Officer

cc:    David Irving
Division of Corporation Finance